Mr. Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

June 7, 2010

Dear Mr. Vaughn,

RE: National Bank of Greece S.A.

Form 20-F for the Fiscal Year Ended on December 31, 2008

Filed July 15, 2009

File No. 1-14960

We refer to your comment letter dated November 17, 2009 on our letter dated October 7, 2009, with the responses to your comment letter dated September 10, 2009 on the above referenced Annual Report on Form 20-F (the Annual Report) of National Bank of Greece S.A. (the Company).

Following our letter dated December 2, 2009 and the conference calls held between the Company’s representatives and the SEC Staff, set forth below is the Company’s supplemental response to your comments.

Response:

We advise the Staff that we have re-visited our accounting policy in relation to “Other-Than-Temporary-Impairment” (“OTTI”) for available-for-sale equity investments and mutual fund units in light of the clarifications provided by the SEC Staff and the developments in the relevant markets.

In future filings our accounting policy will include the following:

“Factors considered in determining whether a loss is temporary include (a) the length of time for which fair value has been below cost; (b) the severity of the impairment; (c) the cause of the impairment and the financial condition and near-term prospects of the issuer; (d) activity in the market of the issuer which may indicate adverse credit conditions; and (e) the Group’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

For investments in equity securities (including mutual fund units), the Group considers the various factors described above, including its intent and ability to hold the equity security for a period of time sufficient for recovery of cost. In general, a significant and prolonged unrealized loss is an OTTI unless significant and robust evidence to the contrary exists.

When the Group lacks that intent or ability, the security’s decline in fair value is deemed to be other than temporary and is recorded in earnings. Available-for-sale equity securities deemed other-than-temporarily impaired are written down to fair value, with the full difference between fair value and amortized cost recognized in earnings.”

Our US GAAP financial statements for the year ended December 31, 2009 that will be filed with our Form 20-F in June 2010 will include an OTTI charge for securities that were in unrealized loss positions at December 31, 2009 based our revised methodology.  This OTTI charge is currently estimated at EUR 207 million.

Should you have any questions or require any additional information, please contact Mr. Ioannis Kyriakopoulos on + 30 210 369 5701.

Yours sincerely,

Anthimos Thomopoulos

Chief Financial Officer and

Chief Operating Officer

National Bank of Greece

Copy:                                             Nikolaos C. Sofianos

Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Xenia Kazoli

Allen & Overy